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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 14 2010
WASH. D.C. SECTION
193

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 3271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Adams Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald D. MacFayden, Chief Financial Officer — (617) 371-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald D. MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Adams Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public



RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Canaccord Adams Inc.

Statement of Financial Condition

March 31, 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Canaccord Genuity Inc.

We have audited the accompanying statement of financial condition of Canaccord Adams Inc. (the Company) as of March 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Canaccord Adams Inc. at March 31, 2010, in conformity with U.S. generally accepted accounting principles.



ERNST & YOUNG LLP

May 27, 2010

Canaccord Adams Inc.

Statement of Financial Condition

March 31, 2010

Assets		
Cash and cash equivalents	$	34,199,524
Receivables from brokers, dealers, and clearing organizations		2,129,665
Receivables from affiliates		3,722,909
Deposits with clearing organizations and others		1,173,337
Securities owned, at fair value		439,673
Other receivables		2,752,497
Stock-based incentive compensation		878,135
Fixed assets, at cost (net of accumulated depreciation of $3,859,554)		5,397,574
Prepaid expenses and other assets		983,827
Total assets	$	51,677,141
Liabilities and stockholder's equity		
Accrued compensation payable	$	8,050,296
Accounts payable and accruals		2,913,060
Payables to affiliates		4,521,744
Income taxes payable		74,417
Securities sold, not yet purchased, at fair value		35,685
		15,595,202
Subordinated borrowings		27,000,000
Stockholder's equity:		
Common stock (3,000 shares authorized, issued, and outstanding; $0.01 par value)		30
Additional paid-in capital		15,759,548
Accumulated deficit		(6,677,639)
Total stockholder's equity		9,081,939
Total liabilities and stockholder's equity	$	51,677,141

See accompanying notes.

1. Organization

Canaccord Adams Inc. (the Company), a wholly-owned subsidiary of Canaccord Adams (Delaware) Inc. (the Parent or CADI), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). CADI is a wholly-owned subsidiary of Canaccord Adams Financial Group Inc. (CAFGI), a wholly-owned subsidiary of Canaccord Financial Inc. (CFI), a publicly traded company based in Vancouver, British Columbia.

Effective May 10, 2010, the name of the Company was changed to Canaccord Genuity Inc.

As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through an unrelated third-party clearing firm, which is also a registered broker/dealer.

The Company provides corporate finance and underwriting services, mergers and acquisitions and other financial advisory services, institutional sales and trading and equity research to its customers.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days and which are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

2. Significant Accounting Policies (continued)

Securities Owned and Sold, Not Yet Purchased

Securities owned represent proprietary positions and may be pledged as collateral to counterparties on terms which permit the counterparty to sell or re-pledge the securities to others. As of March 31, 2010, no securities were pledged to counterparties.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in an off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Propriety securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are exchanged to United States dollars at year-end rates of exchange.

Fixed Assets

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements which are amortized using the straight-line method over the shorter of the lease term or useful life.

2. Significant Accounting Policies (continued)

Commission Revenue

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers including trade execution, clearing and settlement. Commission revenue is recorded on a trade date basis.

Investment Banking Revenue

Investment banking revenue includes gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed and the associated revenue is reasonably determinable. Investment banking revenue also includes fees earned from providing mergers and acquisitions and other financial advisory services, which are recorded when earned and reasonably determinable. The Company provides for potential uncollectible investment banking receivables through an amount that is charged to "Other expense" based upon management's best estimate of probable losses associated with these balances.

Principal Transactions

Gains and losses from proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances. Investments in illiquid or non-publicly traded securities are valued based upon estimates as determined by management.

Stock Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment determined as of the grant date. The fair value as of the grant date, or cost of the award, is recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments which do not ultimately vest.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated income tax returns of its U.S.-based holding company, CAFGI. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return adjusted to reflect tax sharing allocations among members of the U.S. consolidated group of which the Company is a member. Income taxes as calculated on this basis and currently payable or receivable are paid to or received from affiliates within the consolidated group. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities using the current tax rate. The Company records a valuation allowance for net deferred tax assets when it is more-likely-than-not that such amounts will not be recoverable in the future.

In accordance within the provisions of FASB ASC 740, *Income Taxes*, certain interpretations of which were effective for the Company as of April 1, 2009, the Company recognizes and measures uncertain tax positions based upon an evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The measurements of unrecognized tax benefits is adjusted when new information is available, as when an event occurs that requires a change.

3. Fair Value Measurement

FASB ASC 820 defined fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

3. Fair Value Measurement (continued)

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset and reflect management's own assumptions to determine fair value. The input used to derive the fair value of the Level 3 investment held by the Company is historical financial information. Assets classified as Level 3 include private investments that are supported by little or no market activity.

The following table is a summary of the levels used as of March 31, 2010 in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Equities	$ 394,673	$ –	$ 45,000	$ 439,673
Liabilities				
Securities sold, not yet purchased:				
Equities	$ 35,685	$ –	$ –	$ 35,685

4. Cash Segregated Under Federal Regulations

Pursuant to Rule 15c3-3 the Securities and Exchange Commission (SEC) requires brokers and dealers that hold cash and securities on behalf of customers to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, as such, the Company is exempt from Rule 15c3-3.

5. Receivables from Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations represent amounts due to the Company from clearing and settlement services provided to the Company in connection with commissions earned from normal transactions involving the trading of securities.

6. Other Receivables

At March 31, 2010, other receivables were comprised of the following:

Corporate finance and trading (net of allowance of $364,253)	$ 1,719,954
Notes receivable from employees and former employees	417,020
Other	615,523
	$ 2,752,497

7. Fixed Assets

At March 31, 2010, fixed assets were comprised of the following:

Furniture and fixtures	$ 1,506,351
Equipment	934,357
Software	160,742
Leasehold improvements	6,655,678
	9,257,128
Accumulated depreciation	(3,859,554)
	$ 5,397,574

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by CAFGI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return of CAFGI and certain other affiliates of CAFGI. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

The tax sharing arrangement among the companies within the consolidated group provides that the tax benefits related to the utilization of prior year's taxable loss by affiliates of the Company will be recorded through the inter-company accounts with periodic settlement by way of cash transfers. As of March 31, 2010, the Company has recorded a receivable from affiliates in the amount of $39,239 in respect of current taxes recoverable.

The significant components of the Company's deferred tax assets and liabilities were as follows as of March 31, 2010:

Deferred tax assets:	
Net operating loss carryforward	$ 1,741,621
Depreciation	1,640,556
Stock-based incentive compensation	1,510,237
Accrued rent	344,282
Contributions	129,080
Allowance for bad debts	149,981
	5,515,757
Deferred tax liability:	
Unrealized gain	9,084
Valuation allowance	(5,506,673)
Net deferred tax asset	$ –

The Company had a net operating loss carryforward at March 31, 2010 of $4,229,801, of which $562,706 expires in 2025 and $3,667,095 expires in 2029. Utilization of $562,706 of the net operating loss carryforward is limited by a change in ownership, under IRC Section 382, which occurred on January 3, 2006. The annual limitation has been calculated to be approximately $975,000.

8. Income Taxes (continued)

On April 1, 2009, the Company, as a small private issuer, adopted the provisions of ASC 740 which require tax reserves to be recorded for uncertain tax positions. There was no cumulative effect adjustment as a result of adopting these new accounting provisions. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company may be subject to examinations by federal, state and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Income tax returns for the taxation years ended December 31, 2005, January 3, 2006 and March 31, 2006, 2007, 2008, 2009 and 2010 are considered to be open for examination by federal and state taxing authorities. The Company is not currently under income tax audit by any federal or state taxing authorities. An uncertain tax position with respect to the deductibility of certain expenses incurred in connection with the Company's annual Global Growth Conference is reflected as a $771,000 reduction of net operating loss carryforwards in the Company's deferred taxes and liabilities. The Company recognizes interest and penalties related to unrecognized tax positions as a component of income tax expense. As of March 31, 2010, no interest or penalties have been accrued for unrecognized tax positions.

9. Employee Benefit and Stock-Based Incentive Compensation Plans

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the Plan). Participants may contribute, on a pre-tax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pre-tax contributions subject to certain aggregate limitations.

The Company has two stock-based compensation programs in which employees are entitled to receive shares in CFI, over a service or vesting period, in most cases three years. As of March 31, 2010, the asset amounts recorded on the balance sheet pertaining to these programs were as follows:

Restricted stock awards	$ 808,930
Long-term incentive plan (LTIP) awards	69,205
Stock-based incentive compensation	$ 878,135

9. Employee Benefit and Stock-Based Incentive Compensation Plans (continued)

Restricted Stock Awards: The Company has made grants to certain employees in respect of shares of CFI. These awards vest over periods ranging from three to four years. At the time of granting such awards, the Company acquires the stock and amortizes the cost of such purchase on a straight-line basis over the applicable service or vesting period.

LTIP: Certain of the Company's senior employees also participate in CFI's long-term incentive plan (LTIP). Under the LTIP, eligible employees receive common shares of CFI at the time of vesting, which averages three years. The fair value of these awards is determined at the date of grant based upon the quoted market price of CFI and is amortized on a graded basis over the applicable service or vesting period. The Company makes cash payments to CFI periodically based on the fair value of CFI shares, as determined at the time of the grant, in exchange for shares used in the LTIP plan. In addition to the asset balance detailed below, the Company also has a liability balance due to CFI of $4,365,386 as of March 31, 2010 which represents the amount owed for shares in respect of which amortization expense has been recorded by the Company pursuant to the LTIP plan, but yet to be reimbursed to CFI by the Company.

At March 31, 2010 the Company held 79,042 shares of CFI stock resulting from shares that were awarded to employees but then forfeited by the employee. The net cost basis of these shares, $566,954, is included in Other Assets in the statement of financial condition and will be utilized for future LTIP awards.

10. Commitments and Contingencies

Leases

The Company leases office space, furniture, and communications and information technology equipment under various noncancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these noncancelable leases for the years ending March 31 are as follows:

	Minimum Annual Rental Payments
2011	$ 3,218,953
2012	3,200,555
2013	3,195,675
2014	3,024,876
2015	1,802,052
Thereafter	2,449,903
Total	$ 16,892,014

10. Commitments and Contingencies (continued)

Underwriting

In the normal course of business, the Company enters into underwriting commitments. No underwriting commitments were open at March 31, 2010.

Legal

The Company is involved in litigation arising in the normal course of the securities business. The Company has recorded accruals under professional fees for matters that are considered probable and can be reasonably estimated. While the outcome of any litigation is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position.

Contingencies

The Company clears its customers' transactions through a third party clearing agent, Pershing Corporation (Pershing). In connection with these transactions, the Company may be required to indemnify Pershing if losses are incurred by Pershing that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of customer transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities.

The Company frequently maintains deposits in excess of federally insured limits. The Company maintains its temporary cash investments with high credit quality financial institutions. A substantial portion of the Company's income is derived through commissions paid by customers on transactions settled through its clearing agent, Pershing Corporation (Pershing). Customer commissions receivable from Pershing are available to the Company daily.

The Company may enter into collateralized financing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with, or returned by, the Company when deemed necessary.

10. Commitments and Contingencies (continued)

As of March 31, 2010, the Company has provided standby bank letters of credit in the aggregate amount of $857,175 as guarantees for certain office space lease obligations. This amount is secured and is included in "Cash and cash equivalents" on the statement of financial condition.

11. Related Party Transactions

The Company's Parent holds certain office space leases in its own name and provides such facilities to the Company at cost.

In the normal course of business the Company executes securities transactions with affiliated entities. As of March 31, 2010, the Company had balances with affiliates as follows:

	Assets	Liabilities
Due from/to Parent	$ 3,426,459	$ –
Due from/to other affiliates	296,450	4,521,744
Subordinated debt (see Note 12)	-	27,000,000

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

12. Subordinated Debt

The Company has subordinated debt with its Parent consisting of a $27,000,000 subordinated loan pursuant to a subordination agreement, which matures on March 31, 2012. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to the expiration of its note.

The subordinated loan has been approved by the FINRA and is thus available for computing regulatory net capital under the SEC's uniform net capital rule (see Note 14). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

13. Borrowing Arrangement

The Company has an established borrowing arrangement in place with a financial institution which provides for borrowings at the discretion of the financial institution. Such borrowings are generally used to cover periodic interim financing requirements in respect of settlements for underwriting transactions and deposit requirements. Any such borrowings are unsecured and are due upon demand at an interest rate based on the Federal Funds opening asking rate percentage. As of March 31, 2010, there were no balances outstanding under this arrangement.

14. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2010, the Company had net capital of $24,341,813 which was $23,341,813 in excess of the required net capital of $1,000,000. The Company's ratio of net capital to aggregate debit items was 0%.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.

15. Subsequent Event

Net capital as of March 31, 2010 as determined pursuant to SEC Uniform Net Capital Rule (Rule 15c3-1) was reduced by $778,958 as a result of a payment of incentive-based compensation subsequent to March 31, 2010 and will be further reduced by $2,470,539 in connection with the expected payment on June 2, 2010 of additional incentive-based compensation accrued as of March 31, 2010.

In preparing the statement of financial condition, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure and has determined that there were no subsequent events, other than disclosed above, requiring recognition or disclosure in the statement of financial condition.

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STATEMENT OF FINANCIAL CONDITION

Canaccord Adams Inc.
March 31, 2010
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


ERNST & YOUNG